SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 20, 2021.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Company Oversight Department

Attn.:       Ms. Ana Lucia Pereira – Superintendent of Listing and Supervision of Issuers

Cc.: Securities And Exchange Commission Of Brazil (CVM)

Attn.:    Mr. Fernando Soares Vieira - Company Relations Superintendent

Mr. Francisco José Bastos Santos - Market and Intermediary Relations Superintendent

Re.: Official Letter B3 1280/2021-SLS of 09/20/2021

Dear Sirs,

We refer to Official Letter B3 1280/2021-SLS ("Letter"), dated of 09.20.2021, which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Re.: Request for clarification on atypical oscillation

Dear Sir,

In view of the last fluctuations registered with the securities issued by this Company, the number of trades and the quantity traded, as below, we request you to inform until 09.21.2021, if there is any fact you may be aware that can justify them.

Preferred Shares PNA
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	Nº Trades	Quantity	Volume (R$)
09/06/2021	66.87	66.02	67.85	67.04	67.07	0.43	8,290	1,608,000	107,799,825,00
09/08/2021	66.50	64.65	67.88	66.05	65.28	-2.66	20,266	4,315,300	285,043,566,00
09/09/2021	65.80	65.20	67.85	66.73	67.08	2.75	18,330	3,700,900	246,953,985,00
09/10/2021	68.09	67.03	68.55	67.75	67.20	0.17	13,138	2,815,100	190,734,038,00
09/13/2021	68.09	66.91	68.40	67.58	67.40	0.29	8,255	1,756,200	118,685,014,00
09/14/2021	68.49	68.49	70.34	69.56	69.42	2.99	17,396	4,414,600	307,070,779,00
09/15/2021	69.79	69.05	70.55	70.00	70.17	1.08	15,129	3,422,100	239,563,740,00
09/16/2021	69.54	68.60	70.40	69.24	69.49	-0.96	12,019	2,929,500	202,848,251,00
09/17/2021	69.34	65.70	69.69	66.66	66.01	-5.00	21,032	4,992,900	332,835,156,00
09/20/2021*	62.79	59.97	63.19	61.80	59.97	-9.15	20,680	4,854,700	300,028,654,00

*Updated as of 2:56 p.m.

In this regard, Braskem clarifies that there was no material fact or act not disclosed by the Company that justifies the latest fluctuations recorded with the shares issued by this Company, nor with the number of trades and quantity traded in the period between 09.06.2021 to 09.20.2021.

Additionally, Braskem informs that on 09.13.2021 a favorable market report was published with a recommendation to buy the shares issued by the Company.

Finally, due to news published in the media regarding Braskem's sale plan to be presented by Novonor to its creditors, the Company clarifies that it is not part of any discussions by its shareholders about the sale of their equity interest in Braskem and is not aware of the information contained in the news, which is why it requested Novonor on 09.18.2021, having clarified it as described below. Such news was the subject of Official Letter 1,272/2021-SLS, whose response was filed by the Company on 09.20.2021.

“We refer to your e-mail, through which you request clarification on the news published in the newspaper Valor Econômico under the title: "Novonor, ex-Odebrecht, presents a new Braskem sales model “.

As you are aware, Novonor S.A. has started a process to sell its stake in Braskem S.A., in compliance with commitments assumed with its creditors, having even hired a financial advisor to conduct the studies, analyzes and recommendations for this purpose. These facts were previously communicated to you in compliance with the relevant legal provisions.

In the context of this process, Novonor S.A. is evaluating all possible alternatives for the sale of its participation in Braskem S.A. and compliance with the commitment assumed with its creditors, which includes, among all other existing alternatives, the sale of its participation through of the capital market. However, it should be noted that, at this time, there is no decision as to which alternative will be pursued by the Group.

With regard to the meeting with creditors mentioned in the subject in question, this meeting is part of the communication process that we regularly maintain with our creditors, a commitment that was also assumed by the Group in its restructuring and which has been strictly adhered to.”

For more information, contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.